

January 3, 2022

Ransom Jones
Chief Financial Officer
Greenway Technologies Inc
1521 North Cooper Street, Suite 205
Arlington, Texas 76011

>   **Re: Greenway Technologies Inc**
>   **Form 10-K for the Year Ended December 31, 2020**
>   **Filed April 14, 2021**
>   **Form 10-Q for the Period Ended September 30, 2021**
>   **Filed November 15, 2021**
>   **File No. 000-55030**

Dear Mr. Jones:

We have reviewed your December 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2021 letter.

Form 10-K for the Year Ended December 31, 2020

Form 10-Q for the Period Ended September 30, 2021
Item 4. Controls and Procedues, page 28

1. We note your response to prior comment one and reissue the original comment as the disclosures referenced relate to Item 308 of Regulation S-K. Pursuant to Item 307 of Regulation S-K, please disclose, the conclusions of your principal executive and financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures for all future Forms 10-K and Forms 10-Q. While disclosure controls and procedures would be presumed ineffective considering that internal controls over financial reporting are ineffective, disclosures pursuant to Item 307

of Regulation S-K should be separate from those pursuant to Item 308 of Regulation S-K.

You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Woody with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing